KBR
____________________________________________________________
601 Jefferson Street  •  Houston, Texas 77002-7900
Phone:  713.753.4604  •  Fax 713.753.3310

October 21, 2010

Ms. Cecilia Blye
Chief - Office of Global Security Risk
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Ms. Celia Winter
FOIA Officer
Securities and Exchange Commission
Mail Stop 2736
100 F Street, N.E.
Washington, D.C. 20549

Withdrawal of Request for
FOIA Confidential Treatment

Dear Ms. Blye:

On behalf of KBR, Inc., I hereby request to withdraw our request for confidential treatment of our responses, dated October 20, 2010, to the inquiries of the Office of Global Security Risk dated September 14, 2010.

If you have any questions with respect to this request please contact me at (713) 753-4604 or by fax at (713) 753-3310.  Thank you for your assistance.

Very truly yours,

/s/ Jeffrey B. King

Jeffrey B. King
Vice President, Public Law and Secretary